American Mobile Satellite Corporation
                            10802 Parkridge Boulevard
                           Reston, Virginia 20191-5416



                                                            January 23, 1998



Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

                  Re:      American Mobile Satellite Corporation
                           Registration Statement on Form S-3
                           (Registration No. 333-1120)

Ladies and Gentlemen:

In accordance with Rule 477 promulgated under the Securities Act of 1933, as amended, American Mobile Satellite Corporation ("AMSC") hereby withdraws its Registration Statement on Form S-3 (Registration No. 333-1120), as amended, that was originally filed with the Securities and Exchange Commission on February 7, 1996. AMSC is withdrawing the Registration Statement because it does not intend to conduct the offering of shares of Common Stock contemplated in the Registration Statement at this time. No shares of Common Stock of AMSC have been issued or sold under the Registration Statement.

If you have any questions with respect to this letter, please call either Richard E. Baltz of the law firm of Arnold & Porter at 202-942-5124 or me at 703-758-6130.

                                           Sincerely,

                                           AMERICAN MOBILE SATELLITE CORPORATION

                                           By:  /s/RANDY S. SEGAL
                                                Randy S. Segal
                                                Vice President, General Counsel


cc:      Gary Parsons, President and Chief Executive Officer


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